April 7, 2009
By EDGAR Submission
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4561
Washington, DC 20549
Attention: David Edgar

Re:	Amdocs Limited Form 20-F for the Fiscal Year Ended September 30, 2008 Filed December 8, 2008 File No. 001-14840
Ladies and Gentlemen:
This letter is in response to the letter to Amdocs Limited (“Amdocs” or the “Company”) dated March 24, 2009 from Mark Kronforst, Accounting Branch Chief, on behalf of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), to Dov Baharav, Chief Executive Officer of Amdocs Management Limited, a wholly-owned subsidiary of the Company (“AML”). The response below is keyed to the numbering of the comment and the headings used in the Staff’s letter.
In response to the Staff’s comment regarding the Company’s Form 20-F for the fiscal year ended September 30, 2008 (the “Form 20-F”), and based on information provided to us by the Company, we advise you as follows:
Form 20-F for the Fiscal Year Ended September 30, 2008
Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 3 — Acquisitions, page F-18
1. We note your response to prior comment number 2. Please explain why establishing the valuation allowance had no effect on your income statement. As part of your response, address the fact that this adjustment was the correction of a purchase price allocation error.

Securities and Exchange Commission
April 7, 2009

Response:	During 2008, the Company concluded that it had made an error in 2006 in the purchase accounting for the acquisition of Cramer in not recording a valuation allowance to offset acquired deferred tax assets that were not expected to be realized. As previously communicated in our letter to the Staff dated February 23, 2009, the Company concluded during 2008, based on the information available to the Company at the acquisition date[1], that it was more likely than not that the deferred tax assets would not be realized. The fact that a valuation allowance went unrecorded was an oversight rather than a subsequent change in estimate or the result of obtaining more information subsequent to the acquisition date regarding the realization of the acquired deferred tax assets.

In determining how to account for this error, the Company considered whether the guidance in FAS 141, Business Combinations, regarding the allocation period for purchase price adjustments would apply. FAS 141 defines the allocation period as:

“The period that is required to identify and measure the fair value of the assets acquired and the liabilities assumed in a business combination. The allocation period ends when the acquiring entity is no longer waiting for information that it has arranged to obtain and that is known to be available or obtainable... ... .... Although the time required will vary with circumstances, the allocation period should usually not exceed one year from the consummation of a business combination.”

Additionally, the Company considered Paragraph B183 in Appendix B of FAS 141, which states:

“The “allocation period” is intended to differentiate between amounts that are determined as a result of the identification and valuation process required by Opinion 16 for all assets acquired and liabilities assumed and amounts that are determined because information that was not previously obtainable becomes obtainable.”

As the intent of the allocation period following a business combination is to allow adequate time for discovering and quantifying preacquisition contingencies and obtaining additional information related to the acquired assets and assumed liabilities, the Company concluded that this guidance did not apply because all relevant information concerning the realization of the deferred tax assets was already available to the Company at the

[1]	The information that was available to the Company at the acquisition date is described in detail in our letter to the staff dated February 23, 2009.

Securities and Exchange Commission
April 7, 2009

acquisition date and no new information relating to the realization of such assets became available subsequent the acquisition date. Additionally, had the Company correctly recorded the Cramer purchase accounting in August 2006, the entry recorded would have been a debit to goodwill and a credit to a valuation allowance in accordance with FAS 141, and the goodwill and valuation allowance balances as of the acquisition date would have been higher by approximately $20 million. Since the proper recording of the purchase price allocation would not have resulted in an income statement charge, the Company concluded that it was appropriate that the correction not result in a 2008 income statement charge as it would not reflect the economic reality of that period and the effect of a charge to earnings in 2008 on the Company’s results would merely serve to confuse investors as to the Company’s performance for that period.

Therefore, the Company determined that the appropriate accounting was to record an entry that would reflect what the original entry would have been and to assess whether it should restate its prior year financial statements or correct the error in fiscal 2008. In assessing this error, the Company considered Staff Accounting Bulletin No. 108 and Staff Accounting Bulletin No. 99 to determine whether it was necessary to restate its prior year financial statements.

As indicated in the Company’s first response letter to the Staff’s comments, the Company performed a materiality assessment according to Staff Accounting Bulletin No. 108 and Staff Accounting Bulletin No. 99 to determine whether it was necessary to restate its prior year financial statements. In performing the analysis, the Company considered the following quantitative and qualitative factors:
•	the correction would represent 1.3%, 1.4% and 1.5% of the goodwill balance as of September 30, 2008, 2007 and 2006, respectively;

•	the correction would not change or alter a trend in earnings or revenues, either on an annual or quarterly basis;

•	the correction would not change for any fiscal period net income to net loss, or visa versa;

•	the Company believes that, although the adjustment represents 9.3%, 10.9% and 16.7% of the long term deferred tax asset balance as of September 30, 2008, 2007 and 2006, respectively, and 6.9%, 7.6% and 9.1% of total deferred tax asset balance as of September

Securities and Exchange Commission
April 7, 2009

30, 2008, 2007 and 2006, respectively, the long term deferred tax asset balance is not a significant consideration to the reader of the financial statements; and

•	the Company believes that the judgment of a reasonable person that relies upon the financial statements would not have been influenced or changed by the inclusion of the additional $20 million in deferred tax asset.
In performing the materiality analysis, the Company also considered the following qualitative factors:
•	the correction does not impact the Company’s key performance indicators such as revenue and operating income;

•	the correction does not impact analysts’ expectations relating to the Company’s long term tax rate;

•	the correction does not hide a failure to meet analysts’ expectations for the Company;

•	the correction does not affect the Company’s compliance with regulatory requirements;

•	the correction does not affect the Company’s compliance with loan covenants or other contractual requirements;

•	the correction does not have the effect of increasing management’s compensation, by satisfying requirements for the award of bonuses or other forms of incentive compensation; and

•	the correction does not involve concealment of an unlawful transaction.
Based on this analysis, the Company determined that this correction was not material to the Company’s balance sheet or its income statement for fiscal 2008 or for prior years, or for any quarterly periods in those fiscal years, and, therefore, that it was appropriate to record the valuation allowance adjustment to goodwill in fiscal 2008. The Company believes it has provided appropriate disclosure regarding the correction in Note 3 to the consolidated financial statements contained in the Form 20-F.
* * * * *

Securities and Exchange Commission
April 7, 2009

If you require additional information, please telephone either the undersigned at the telephone number indicated above or Jason L. Kropp of this firm at (617) 526-6421.

Very truly yours,
/s/ Robert A. Schwed
Robert A. Schwed

cc:	Michael Bricker (Amdocs Management Limited)